

Scott Brown · 3rd

Global Operations | Supply Chain Executive

Beaverton, Oregon · 500+ connections · **Contact info**

- Steamchain Corp
- University of Oregon

Experience



Chief Operating Officer & Founder

Steamchain Corp

Jul 2018 – Present · 1 yr 8 mos

Portland, Oregon Area

Steamchain is an emerging global FinTech company that leverages technology to reduce friction and costs in the transportation and logistics industry, through the use of Smart Contracts designed and programmed especially for the purpose of disrupting costly international payment processes.



Advisor / CEO

BO&NIC

May 2019 – Present · 10 mos

Greater New York City Area



Chief Operating Officer & Partner

Axian, Inc.

Jun 2009 – Jun 2018 · 9 yrs 1 mo

Beaverton, OR

Responsible for growing business revenue and leading the firm's operational processes. Develop diversified account, client, and technology strategies prepared for a constantly

changing marketplace. Oversee and lead annual financial budget, forecast planning, ...**see more**

U.S. General Manager Sales & Operations

Nam Chung Co. LTD

May 2009 – Oct 2012 · 3 yrs 6 mos

Saha-gu, Busan, Korea

General Manager for U.S. material Sales, Marketing and Operations. Responsibilities include but not limited to: key brand account management, strategic trend / innovation planning, strategic volume / capacity planning and management, ownership for annual product pricing negotiations, company corporate responsibility liaison, identifying and securing of n ...**see more**



Nike

17 yrs 4 mos

Asia Pacific Supply Chain Development Director

Sep 2005 – May 2009 · 3 yrs 9 mos

Beaverton, Oregon

Key Accomplishments

* Position created for me in this highest Senior Management rank, just below Nike's C-Suite.
* Developed and led an Executive $3.5 billion Regional Prioritization & Planning Process.
* Optimized the Supply Chain for Asia Pacific that reduced total supply chain costs a ...**see more**



NIKEiD Product Creation & Operations Director
Feb 2000 – Sep 2005 · 5 yrs 8 mos
Beaverton, Oregon

Key Accomplishments
* Met the extraordinary challenge to source, manufacture, and timely-deliver a single
customized product - worldwide.
* Awarded a promotion to relocate back to the U.S. and take this role. My processes ...see more

Show 5 more roles ⌄

Education



University of Oregon
Bachelor of Business Administration (BBA)

Skills & Endorsements

Supply Chain Management · 57

 Endorsed by **Charlie Baker and 6 others** who are
highly skilled at this

 Endorsed by **4 of Scott's colleagues at Axian**

Strategy · 36

 Endorsed by **3 of Scott's colleagues at Axian**

Supply Chain · 34

 Endorsed by **Charlie Baker and 6 others** who are
highly skilled at this

 Endorsed by **4 of Scott's colleagues at Axian**

Show more ⌄

Recommendations

Received (14)   Given (15)



Ben Newbill
Lead Talent Connector at
Tech Talent Link | Tech
professionals partner w/me
to improve their reality | Life
on Purpose
November 17, 2018, Scott was a
client of Ben's

Scott is a leader. He is someone I admire and have a lot of
respect for. I think one of his greatest gifts is that he's an
encourager. You feel better about yourself after spending time
with him. We had a few challenging situations to navigate, and I
came away impressed with his ability to stay curious.... See more



Lance Lozano
Principal Recruiting Partner
- Global Customer Success
at Puppet
June 11, 2018, Lance worked
with Scott but at different
companies

I have worked with Scott for 7 years and i have never met a more
innovative thinker and problem solver. He excels at finding
solutions to problems others can't solve and is great at bringing
order to chaos. I would highly recommend Scott.

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